KINGSWAY INCREASES FOURTH QUARTER NET INCOME BY 154% AND
EARNINGS PER SHARE BY 122%

Toronto, Ontario (February 10, 2003) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter and year ended December 31, 2002.

For Q4

o     Net income increased 154% to a quarterly record of $25.4 million
o     Diluted earnings per share increased 122% from 23 cents to a quarterly record of 51 cents
o     Gross premiums written increased 106% to $600.1 million
o     Annualized return on equity was 16.9%
o     Combined ratio was 98.9%

For the Year

o     Diluted earnings per share increased 35% from $1.19 to $1.61 on 31% more shares
o     Net income increased 77% to $79.5 million
o     Combined ratio of 99.8%
o     Gross premiums written increased 99% to $2.12 billion
o     Return on equity of 13.8%
o     Book value per share increased 14% to $12.56

Net income for the fourth quarter increased 154% to a new quarterly record of $25.4 million compared to $10.0 million last year. Net income for the twelve month period was $79.5 million, an increase of 77% over the $44.9 million reported for 2001.

Diluted earnings per share for the fourth quarter was a quarterly record 51 cents, an increase of 122% over 23 cents in the same quarter of 2001, despite 17% more shares outstanding. For the year, diluted earnings per share increased by 35% to $1.61 compared to $1.19 last year on 31% more shares outstanding.

“2002 was an extremely exciting and positive year for Kingsway Financial. We established record levels of net income, earnings per share and revenue for the year.”, said Bill Star, President and Chief Executive Officer. “The growth and profitability of our U.S. operations continues to be excellent, and we expect continued improvement in 2003. We are also confident that we have taken the necessary actions to combat fraud problems in Ontario and are encouraged by the progress of legislative change. Despite Ontario automobile, 2002 was the best year in our history, and we expect that 2003 will be even better.”

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Premium Growth

During the quarter, gross premiums written increased 106% to $600.1 million compared with $291.6 million in the fourth quarter last year. For the year, gross premiums written increased by 99% to $2.12 billion compared to $1.07 billion in 2001. In 2002, we experienced growth in personal lines of 47% and in commercial lines of 194%. In 2002, gross premiums written from our program business in the U.S. increased to $961.4 million compared to $206.0 million in 2001, representing 45% of gross premiums written in 2002 compared to 19% in 2001.

For the fourth quarter, net premiums earned were $548.7 million, an increase of 97% over $278.4 million in the same quarter last year. Net premiums earned for the year were a record $1.74 billion, an increase of 99% over the $872.8 million reported last year. As a result of the continued growth in written premiums, unearned premiums at December 31, 2002 increased 83% to $776.3 million over the $424.1 million over last year.

For the quarter, gross premiums written from U.S. operations grew by 127% over last year to $468.3 million, representing 78% of the total gross premiums written. For the year, gross premiums written from the U.S. operations were $1.63 billion, an increase of 130% compared to $709.2 million last year, being 77% of the total gross premiums written compared with 67% last year. Net premiums earned from the U.S. operations were $435.1 million in the fourth quarter ($1.32 billion for the year).

Gross premiums written from Canadian operations grew by 54% to $131.7 million for the quarter and grew by 38% to $490.8 million for the year. Net premiums earned from the Canadian operations increased by 34% in the quarter to $113.6 million ($415.2 million for the year).

Net Income

Net income for the year was $79.5 million, a 77% increase over the $44.9 million reported last year. Income tax expense for the year was affected by income generated in lower tax jurisdictions and losses incurred in higher tax jurisdictions, resulting in a consolidated income tax credit of $8.8 million compared to an income tax expense of $10.1 million in 2001. Net income in 2002 was also positively affected by the discontinuance of goodwill amortization which amounted to $5.8 million (15 cents per share diluted) in 2001. In the fourth quarter of 2002, in order to be more consistent with industry practice and its treatment of expenses on its program business, the Company initiated its deferral of underwriting and marketing costs relating to the acquisition of premiums on its non-program business. The impact of this change in estimate was an increase in net income of $4.2 million (8 cents per share diluted) in the fourth quarter.

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Underwriting Profit and Combined Ratio

The combined ratio for the fourth quarter 2002 was 98.9% (99.8% year-to-date) compared to 101.6% (99.1% for the year) last year. For 2002, the combined ratio for the Company’s U.S. operations was 97.2% compared to 96.8% last year and for the Company’s Canadian operations was 108.4% compared to 103.1% in 2001. The U.S. operations produced an underwriting profit of $37.5 million this year compared to an underwriting profit of $17.5 million in 2001. The Canadian operations reported an underwriting loss of $34.9 million in 2002 compared to an underwriting loss in 2001 of $9.8 million. The underwriting loss from the Canadian operations was attributable to personal automobile, motorcycle and commercial automobile lines in Ontario which reported a combined ratio of 131.4% on $137.0 million of net premiums earned (8% of consolidated net premiums earned) for the year resulting in an underwriting loss from this product of $43.1 million (57 cents per share diluted). The expense ratio for the quarter was 28.3% (28.4% for the year) compared with 29.8% (28.5% for the year) last year.

Investment Income

Investment income increased 23% to $64.9 million compared to $52.6 million last year. During the quarter, net realized gains amounted to $4.6 million ($16.3 million for the year) compared to $5.8 million ($12.1 million for the year) last year. Net realized gains in the quarter are net of an impairment charge of $4.4 million ($6.6 million for the year) related to other than temporary declines in the market value of certain securities.

Balance Sheet

Total assets at December 31, 2002 grew 68% to $2.98 billion compared to $1.78 billion a year ago. Book value per share increased by 14% to $12.56 from $11.03 a year ago. The investment portfolio, including cash and accrued investment income, increased to $2.10 billion (market value $2.13 billion), at December 31, 2002 compared to $1.24 billion (market value $1.25 billion) at December 31, 2001. The increase in the investment portfolio is due the strong cash flow from operations of $600.4 million for the year and the acquisition of American Country. The investment portfolio is $42.93 per common share at December 31, 2002.

Conference Call

The Company will have a conference call starting at 5:00 p.m. (Eastern time) on February 10, 2003. If interested in participating, please dial 1-800-814-4859 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/webcast/viewEventCNW.html?eventID=470580. You may also link to the broadcast through our website at www.kingsway-financial.com.

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Forward Looking Statements

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2001 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2001 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway’s primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A” Excellent by A.M. Best. The Company’s senior debt is rated ‘BBB’ (investment grade) by Standard and Poor’s and by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended December 31, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec 31:		12 months to Dec 31:
	2002	2001	2002	2001
	(unaudited)

Gross premiums written	$600,081	$291,578	$2,124,691	$1,065,262

Net premiums written	$573,420	$275,044	$2,009,963	$1,014,960

Revenue:
Net premiums earned	$548,701	$278,423	$1,737,754	$872,830
Investment income	14,514	13,409	64,855	52,553
Net realized gains	4,642	5,785	16,259	12,079

	567,857	297,617	1,818,868	937,462
Expenses:
Claims incurred	387,553	200,008	1,240,329	616,079
Commissions and premium taxes	125,154	59,863	372,051	167,176
General and administrative expenses	29,889	23,121	122,762	81,938
Interest expense	3,520	2,836	12,274	11,399
Amortization of intangibles	716	-	716	-

	546,832	285,828	1,748,132	876,592

Income before income taxes	21,025	11,789	70,736	60,870
Income taxes	(4,373)	308	(8,796)	10,083

Net income before goodwill	25,398	11,481	$79,532	50,787
Amortization of goodwill, net of
applicable income tax	-	1,480	-	5,856

Net income	$25,398	$10,001	$79,532	$44,931

Earnings per share:
Basic:	$0.52	$0.24	$1.63	$1.21
Diluted:	$0.51	$0.23	$1.61	$1.19
Weighted average shares outstanding:
Basic:	48,780	41,215	48,743	37,202
Diluted:	49,290	42,010	49,427	37,856
Claims ratio	70.6%	71.8%	71.4%	70.6%
Expense ratio	28.3%	29.8%	28.4%	28.5%
Combined ratio	98.9%	101.6%	99.8%	99.1%
Underwriting profit (loss)	$6,105	$(4,569)	$2,612	$7,637
Return on equity (annualized)	16.9%	10.0%	13.8%	13.3%
Book value per share			$12.56	$11.03

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Dec. 31 2002 (audited)	Dec. 31 2001 (audited)

ASSETS
Cash	$244,921	$ 96,200
Investments	1,833,744	1,126,998
Accrued investment income	16,223	12,173
Accounts receivable and other assets	334,603	176,692
Due from reinsurers and other insurers	164,742	131,462
Deferred policy acquisition costs	178,574	95,717
Income taxes recoverable	3,851	1,246
Future income taxes	59,505	23,086
Capital assets	43,981	38,643
Goodwill	104,290	76,527

	$2,984,434	$1,778,744

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$170,390	$144,516
Accounts payable and accrued liabilities	122,606	83,303
Unearned premiums	776,323	424,120
Unpaid claims	1,200,554	589,963
Senior unsecured debentures	78,000	-

	2,347,873	1,241,902

SUBORDINATED INDEBTEDNESS	23,636	-
SHAREHOLDERS' EQUITY
Share capital	357,192	356,232
Issued and outstanding number of common shares
48,794,212 - December 31, 2002
48,657,206 - December 31, 2001
Currency translation adjustment	11,090	15,499
Retained earnings	244,643	165,111

	612,925	536,842

	$2,984,434	$1,778,744

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at December 31, 2002 and December 31, 2001
(In thousands of Canadian dollars)

1.     Cash and Investments:

	December 31, 2002

	Carrying Amount	Fair value

Term deposits	$506,575	$506,511
Bonds:
Government	441,674	454,482
Corporate	613,732	630,658
Preferred shares	2,045	2,025
Common shares	182,904	185,816
Financed premiums	86,814	86,814

	$1,833,744	$1,866,306

	December 31, 2001

	Carrying Amount	Fair value

Term deposits	$192,191	$192,163
Bonds:
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599

	$1,126,998	$1,138,586

CONSOLIDATED STATEMENTS OF CASHFLOWS
For the twelve months ended December 31, 2002 and 2001
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec 31:		12 months to Dec 31:
	2002	2001	2002	2001
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$25,398	$10,001	$79,532	$44,931
Items not affecting cash:
Amortization	3,140	3,081	10,074	11,811
Future income taxes	(5,234)	(5,565)	(5,579)	(873)
Net realized gains	(4,642)	(5,785)	(16,259)	(12,079)
Amortization of bond premiums & discounts	1,265	(88)	3,746	(4,856)

	19,927	1,644	71,514	38,934
Net change in non-cash balances:	246,794	58,883	528,870	168,394

	266,721	60,527	600,384	207,328
Financing activities:
Increase of share capital, net	147	138,291	960	207,751
Increase (decrease) in bank indebtedness	89,588	(3,825)	128,588	(7,035)

	89,735	134,466	129,548	200,716
Investing activities:
Purchase of investments	(2,105,772)	(606,250)	(4,396,825)	(2,277,643)
Proceeds from sale of investments	1,748,581	430,927	3,857,050	1,958,678
Financed premiums receivable, net	(1,692)	14,126	7,768	(7,546)
Purchase of subsidiary, net of cash acquired	(2,369)	(2,336)	(36,908)	(2,336)
Additions to capital assets	(2,769)	(2,920)	(12,296)	(12,837)

	(364,021)	(166,453)	(581,211)	(341,684)
Increase (decrease) in cash during period	(7,565)	28,540	148,721	66,360
Cash, beginning of period	252,486	67,660	96,200	29,840

Cash, end of period	$244,921	$96,200	$244,921	$96,200